Bradley D. Houser Akerman Senterfitt One Southeast Third Avenue Suite 2500 Miami, FL 33131-1714 Tel: 305.374.5600 Fax: 305.374.5095 Dir: 305.982.5658 bradley.houser@akerman.com

September 6, 2012

VIA EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp.

Amendment No. 1 to Registration Statement on Form S-11 Filed August 9, 2012

File No. 333-182536

Dear Mr. McTiernan:

On behalf of JAVELIN Mortgage Investment Corp. (the “Company”), we hereby respond to the Commission Staff's comments provided during telephone calls on August 22, 2012 and August 30, 2012, regarding the Company's Registration Statement on Form S-11.  Please note that the Company is simultaneously filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.

Our Borrowings, page 6

1.

Please confirm to us the accuracy of your disclosure that you expect to leverage non-agency assets at six to ten times leverage and agency at one to two times leverage equity.

In response to the Staff's comment, the Company confirms that under current market conditions it expects to utilize approximately six to ten times leverage on its agency mortgage-backed securities and approximately one to two times leverage on its non-agency mortgage-backed securities, consistent with REIT industry practices for investing in agency and non-agency mortgage-backed securities.  The Company has revised the disclosure on pages 6 and 63 of Amendment No. 2.

Underwriting, page 122

2.

On page 124, please disclose any historical banking and commercial dealings between the underwriters and the Company's affiliates.

In response to the Staff's comment, the Company has revised the disclosure on page 124 of Amendment No. 2 to disclose the historical banking and commercial dealings between the underwriters and the Company's affiliates.

1940 Act Comments

3.

Please revise the discussion of the 1940 Act on page 11 to more fully discuss the Commission's August 30, 2011 concept release dealing with the Section 3(c)(5)(C) exclusion.  Also please revise the 1940 Act risk factor on page 28 to clarify that CMBS will not be considered "qualifying assets" or to alternatively state that the SEC staff disagrees with the position that CMBS are qualifying assets.

In response to the Staff's comments, the Company has revised (i) the Prospectus Summary on page 11 of Amendment No. 2 to more fully discuss the Commission's Section 3(c)(5)(C) concept release and (ii) the risk factor on page 28 of Amendment No. 2 to clarify that CMBS will not be considered "qualifying assets" for purposes of the 55% test under Section 3(c)(5)(C).

BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES NEW YORK
ORLANDO PALM BEACH SALT LAKE CITY TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

September 6, 2012

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

AKERMAN SENTERFITT

/s/ Bradley D. Houser

Bradley D. Houser

For the Firm

cc:

Scott J. Ulm, Co-Chief Executive Officer

JAVELIN Mortgage Investment Corp.

United States Securities and Exchange Commission

Stacie Gorman

United States Securities and Exchange Commission

William Demarest

United States Securities and Exchange Commission

Jonathan Wiggins

United States Securities and Exchange Commission

Division of Investment Management

Rochelle Plesset

Exhibit A

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive

Suite 201

Vero Beach, FL  32963

Tel: (772) 617-4340

Fax: (561) 348-2408

September 6, 2012

In connection with its response to the United States Securities and Exchange Commission's comments, provided during telephone calls on August 22, 2012 and August 30, 2012, JAVELIN Mortgage Investment Corp. (the "Company") acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JAVELIN Mortgage Investment Corp.

By:	/s/ Scott J. Ulm
Scott J. Ulm, Co-Chief Executive Officer